Oppenheimer & Co. Inc.

85 Broad Street

New York, New York 10004

William Blair & Company, L.L.C.

150 N Riverside Plaza

Chicago, IL 60606

Raymond James & Associates, Inc.

880 Carillon Parkway,

St. Petersburg, FL 33716

November 8, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Jan Woo

Stephen Krikorian

Kathleen Krebs

Amanda Kim

Re:	Backblaze, Inc.

Registration Statement on Form S-1

Registration File No. 333-260333

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Backblaze, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on November 10, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that between November 2, 2021 and the date hereof, approximately 1966 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, have been distributed to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

By:	Oppenheimer & Co. Inc.

By:	/s/ Peter Bennett
	Name:	Peter Bennett
	Title:	Head of Equity Capital Markets

By:	William Blair & Company, L.L.C.

By:	/s/ Gary Morabito
	Name:	Gary Morabito
	Title:	Managing Director

By:	Raymond James & Associates, Inc.

By:	/s/ James Roman
	Name:	Justin Roman
	Title:	Director

[Signature Page to Underwriters’ Acceleration Request]